

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2018

Mariam Morris
Chief Financial Officer
Cerecor Inc.
400 E. Pratt Street, Suite 606
Baltimore, MD 21202

      Re: Cerecor Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed April 2, 2018
          File No. 001-37590

Dear Ms. Morris:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Healthcare & Insurance